FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)
Computation of Net Capital
December 31, 2020

Aggregate Indebtedness - accounts payable, accrued expenses and other	$	8,567,004
Total shareholder's equity	$	42,574,016
Less nonallowable assets:		
Securities purchased under agreement to resell with First Horizon Bank		18,036,244
Furniture, equipment, and leasehold improvements, net		4,919,938
Other nonallowable assets and deductions		5,962,873
Net capital, before haircut on securities		13,654,961
Less haircut on securities		435,131
Net capital, as defined pursuant to Rule 17a-3		13,219,830
Net capital required (calculated as 6 2/3% of Aggregate Indebtedness)		571,419
Excess net capital	$	12,648,411

Note: No material differences exist between the computation of net capital above and the computation included in the corresponding unaudited FOCUS Report X-17 A-5, Part IIA for December 31, 2020, as filed on January 26, 2021.

See accompanying report of independent registered public accounting firm.